SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 3)

                                ENTERACTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                ENTERACTIVE, INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

            Common Stock Purchase Warrant Expiring December 13, 2001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                  Andrew Gyenes
                                Enteractive, Inc.
                        110 West 40th Street, Suite 2100
                            New York, New York 10018
                                 (212) 221-6559

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                November 19, 1997
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
   Transaction Valuation(1)                    Amount of Filing Fee
--------------------------------------------------------------------------------
         $1,750,000                                $350.00
--------------------------------------------------------------------------------

/  /     Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:  350.00              Filing party:     N/A

Form or registration no.: Schedule 13E-4     Date filed:       November 26, 1997


--------
(1) Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the book value of the Warrants $.416, multiplied by the number of Warrants that the issuer, Enteractive, Inc. (the "Company") is offering to acquire (4,200,000) Warrants).

         This constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13E-4 filed by the undersigned (the "Schedule 13E-4"). This Amendment No. 3 supplements the Schedule 13E-4 as specifically set forth. All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Schedule 13E-4.

         This Amendment to Schedule 13E-4 is being filed to report that the Exchange Offer terminated on February 6, 1998. As a result of the Exchange Offer, 3,912,500 Warrants were exchanged for approximately 1,397,321 newly-issued shares of Common Stock. The balance of 287,500 Warrants remain outstanding.

         The holders of Warrants who participated in the Exchange Offer also agreed to delay the date when the Class A Convertible Preferred Stock ("Preferred Stock") held by them can first be converted into Common Stock of the Company from anytime after April 30, 1998 until any time after June 30, 1999 (the "Delayed Conversion Option"). In addition the redemption feature of the Preferred Stock has been modified so that (a) one-third of the net proceeds from any public offering consummated by the Company prior to January 1, 2000 will be used to redeem the outstanding Preferred Stock and (b) if the closing price of the Company's Common Stock is at least $6.00 for 10 trading days in any 30 day period, the Company will use its best efforts to complete an underwritten offering of its Common Stock.

         All holders of Preferred Stock who approved of the Delayed Conversion Option and the Revised Redemption Terms, will, with respect to each share of Preferred Stock that they hold, receive a special monthly interest payment equal to 12% per annum (or 1% per month) of the per share stated value of the Preferred Stock ($1,250) for the period commencing on April 30, 1998 and ending on the earlier of (i) June 30, 1999 or (ii) the redemption, if any, of the Preferred Stock.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   ENTERACTIVE, INC.



                              By: /s/ Kenneth Gruber
                                  --------------------------------
                                  Name:  Kenneth Gruber
                                  Title: Chief Financial Officer

Dated:  February 13, 1998


                                       -3-